Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Energy Income Fund and Sound Energy Trust announce closing of plan of arrangement

    CALGARY, Sept. 6 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN, NYSE:
AAV) ("Advantage" or the "Fund") and Sound Energy Trust ("Sound") today jointly announced the successful completion of a plan of arrangement resulting in the business combination of the two trusts. At a meeting of Sound's
Unitholders held in Calgary on September 5, 2007, 93 percent of the votes cast were in favour of the transaction.
    As a result of the merger, Sound Trust units will be de-listed from the
Toronto Stock Exchange ("TSX") on or about September 10, 2007. Trust units of
Advantage will continue to trade on the TSX under the symbol "AVN.UN" and on the New York Stock Exchange under the symbol "AAV".
    Furthermore, Advantage has assumed all of Sound's covenants and obligations with respect to the outstanding Sound debentures. The debentures will trade on the TSX under the symbols "AVN.DB.F" and "AVN.DB.G" for the
8.75% convertible unsecured subordinated debentures (the "8.75% Debentures")
and the 8.0% convertible unsecured subordinated debentures (the "8.0%
Debentures"), respectively.
    Advantage will make an offer to purchase all of the outstanding 8.75%
Debentures and 8.0% Debentures at a price equal to 101% of the principal amount plus any accrued and unpaid interest. Details in respect of such offer will be disseminated by a separate press release in the coming days.
    For further information regarding the benefits of the merger and to learn more about Advantage, please visit our web site at www.advantageincome.com.

    Advisory

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's and Sound's control, including: the impact of general economic conditions;
industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's and Sound's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage and
Sound will derive from them. Except as required by law, Advantage and Sound undertake no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Advantage Energy Income Fund, Investor
Relations, Toll-free: 1-866-393-0393, 3100, 150 - 6th Avenue SW, Calgary,
Alberta T2P 3Y7, Phone: (403) 261-8810, Web site: www.advantageincome.com,
Email: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 09:00e 06-SEP-07